Exhibit 99(d)(2)

Life Insurance Company (U.S.A.) A Stock Company

SUPPLEMENTARY BENEFIT

ENHANCED CASH VALUE RIDER

ADDITIONAL CASH VALUE PAYABLE UPON SURRENDER OF THE POLICY AS DEFINED AND LIMITED

This rider is made a part of the policy to which it is attached, in consideration of: (a) the application, a copy of which is attached to and made a part of the policy; and (b) the Rider Charge as shown in the Policy Specifications page for this rider. It takes effect at the same time as your policy on the Policy Date. Should any provisions in the policy conflict with this rider, the provisions of this rider will prevail.

The Owner under this rider will be the Owner under the policy to which this rider is attached.

We agree, subject to the terms and conditions of this rider and the policy to pay, in addition to the Net Cash Surrender Value otherwise payable, the amount of Enhanced Cash Value benefit to the Owner, upon receipt at our Service Office of written request of surrender from you, if all the following conditions are met:

(a)	your written request for a full surrender of the policy is received at our Service Office prior to the death of the Life Insured (or Surviving Life Insured if this rider is attached to a survivorship policy);

(b)	such surrender is not the result of an exchange under Section 1035 of the Internal Revenue Code; and

(c)	this rider has not terminated under the “Termination” provision below.

Such Enhanced Cash Value benefit shall be equal to the Benefit Amount described in the Policy Specifications page for this rider.

EFFECT ON DEATH BENEFITS AND NET AMOUNT AT RISK

For purposes of computing any policy death benefit under Option 1 or Option 2 (as described in Section 6) to be paid in the event of death of the Life Insured (or Surviving Life Insured if the rider is attached to a survivorship policy), within the first [nine] Policy Years, and only for such purposes, the Policy Value will be increased by the amount of the Enhanced Cash Value benefit. Calculation of the Net Amount at Risk (as explained in Section 13) within the first [nine] Policy Years will be based on such increased Policy Value.

EFFECT ON WITHDRAWALS AND LOAN VALUE

Neither the amount available for Withdrawal or the Loan Value of the policy will in any way be increased due to this Enhanced Cash Value Rider.

DEFERRAL OF DETERMINATIONS

We may defer the payment of any Enhanced Cash Value benefit in the same manner that we may defer payment of any Net Cash Surrender Value under the policy.

TERMINATION

This rider will terminate without value, on the earliest of:

(a)	the end of the [ninth] Policy Year;

(b)	the exchange, or termination of the policy;

(c)	absolute assignment of the policy;

(d)	death of the Life Insured (or Surviving Life Insured if this rider is attached to a survivorship policy); or

(e)	your written request to discontinue this rider.

REINSTATEMENT

This rider will be reinstated if it terminated with the policy at the end of a grace period in which we did not receive the amount necessary to bring the policy out of default, and the policy is reinstated prior to the end of the [ninth] Policy Year.

Signed for the Company by:

President

1. POLICY SPECIFICATIONS (continued) – Policy [12 345 678]

SUPPLEMENTARY BENEFITS

Benefit	Enhanced Cash Value Rider
Life Insured [Lives Insured] Details	Life Insured’s Name [Lives Insured Names] are shown elsewhere in the Policy Specifications
Rider Charge	[2]% of the cumulative premiums paid in the first two Policy Years up to the Target Premium shown in the Table of Values, Section 1.
Benefit Amount

The Enhanced Cash Value Benefit Amount shall be an amount equal to (a) times (b) where:

(a)    is the sum of the cumulative premiums paid in the first two Policy Years up to the Target Premium shown in the Table of Values, Section 1;

(b)    is a percentage that varies by Policy Year as follows:

	Policy Year	Percentage
	1	35%
	2	40%
	3	40%
	4	35%
	5	30%
	6	25%
	7	15%
	8	10%
	9	5%
	10+	0%